Exhibit 99.1

Pembina Pipeline Corporation Reports Third Quarter Results

Pembina updates 2019 guidance based on year-to-date results and announces Phase IX Peace Pipeline Expansion

All financial figures are in Canadian dollars unless noted otherwise.

CALGARY, Nov. 1, 2019 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the third quarter of 2019.

Financial and Operational Overview

	3 Months Ended September 30		9 Months Ended September 30
($ millions, except where noted) (unaudited)	2019	2018	2019	2018
Revenue	1,700	2,045	5,476	5,625
Net revenue(1)	751	742	2,283	2,130
Gross profit	613	585	1,830	1,664
Earnings	370	334	1,347	910
Earnings per common share – basic (dollars)	0.66	0.60	2.45	1.62
Earnings per common share – diluted (dollars)	0.66	0.60	2.44	1.61
Cash flow from operating activities	535	481	1,804	1,582
Cash flow from operating activities per common share – basic (dollars)(1)	1.05	0.95	3.53	3.14
Adjusted cash flow from operating activities(1)	530	523	1,658	1,611
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.04	1.03	3.25	3.20
Common share dividends declared	307	288	899	842
Dividends per common share (dollars)	0.60	0.57	1.76	1.67
Capital expenditures	421	291	1,216	870
Total volume (mboe/d)(2)	3,436	3,465	3,408	3,378
Adjusted EBITDA(1)	736	732	2,274	2,120
(1) Refer to "Non-GAAP Measures".

(2) Total revenue volumes. Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments.

Volumes are stated in thousand barrels of oil equivalent per day ("mboe/d"), with natural gas volumes converted to mboe/d from millions of cubic feet per day ("MMcf/d") at a 6:1 ratio.

Financial and Operational Overview by Division

	3 Months Ended September 30						9 Months Ended September 30
	2019			2018			2019			2018
($ millions, except where noted)	Volumes(1)	Gross	Adjusted	Volumes(1)	Gross	Adjusted	Volumes(1)	Gross	Adjusted	Volumes(1)	Gross	Adjusted
(unaudited)		Profit	EBITDA(2)		Profit	EBITDA(2)		Profit	EBITDA(2)		Profit	EBITDA(2)

Pipelines	2,570	331	458	2,593	338	448	2,532	1,031	1,387	2,517	954	1,285
Facilities	866	161	233	872	149	216	876	486	701	861	419	645
Marketing & New Ventures (3)	—	120	83	—	91	98	—	313	301	—	281	300
Corporate	—	1	-38	—	7	-29	—	—	-115	—	10	-109
Total	3,436	613	736	3,465	585	732	3,408	1,830	2,274	3,378	1,664	2,120

(1)	Pipelines and Facilities are revenue volumes which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(2)	Refer to "Non-GAAP Measures".
(3)	Marketed natural gas liquids ("NGL") volumes are excluded from volumes to avoid double counting. Refer to "Marketing & New Ventures Division" in Pembina's Management's Discussion and Analysis for the period ended September 30, 2019 ("MD&A") for further information.''

Financial & Operational Highlights

  Third quarter earnings of $370 million, an 11 percent increase over the same period of the prior year, were positively impacted by higher gross profit in both Facilities and Marketing & New Ventures due to higher terminalling revenue, combined with realized and unrealized gains from commodity-related derivative contracts, respectively, partially offset by lower Pipelines gross profit as a result of higher deferred revenue recognized during the third quarter of 2018 compared to the third quarter of 2019.  Higher net finance costs were largely offset by a reduction in general & administrative and other expense.  A decrease in deferred tax expense was partially offset by an increase in current tax due to growth in partnership earnings in the prior year, as a result of expansions, that are recognized in taxable income in the current year;
  Cash flow from operating activities of $535 million for the third quarter, an 11 percent increase over the same period in 2018, was primarily due to increased operating results after adjusting for non-cash items, change in non-cash working capital and the impact from the adoption of IFRS 16 Leases ("IFRS 16"), partially offset by a decrease in distributions from equity accounted investees and an increase in taxes paid.  On a per share (basic) basis, cash flow from operating activities for the third quarter increased by 11 percent compared to the same period in the prior year;
  Adjusted cash flow from operating activities of $530 million in the third quarter of 2019 was consistent with the same period in 2018 and was attributable to the factors discussed above impacting cash flow from operating activities, net of change in non-cash working capital, an increase in current tax expense and an increase in preferred share dividends paid.  On a per share (basic) basis, adjusted cash flow from operating activities for the third quarter was consistent with the same period of the prior year;
  Total volumes of 3,436 mboe/d for the third quarter of 2019 were consistent with the same period in the prior year; and
  Third quarter adjusted EBITDA of $736 million, was consistent with the same period in 2018, as the contribution from new assets placed into service in Pipelines and Facilities combined with the impact from the adoption of IFRS 16 was largely offset by decreased NGL and crude margins in Marketing & New Ventures.

Divisional Highlights

  Pipelines reported third quarter adjusted EBITDA of $458 million, representing a two percent increase, and volumes of 2,570 mboe/d, representing a one percent decrease, compared to the same period of 2018. The higher adjusted EBITDA was driven primarily by decreased general and administrative expenses as a result of lower incentives combined with increased revenues, partially offset by increased operating expenses.  Volumes were impacted by higher take-or-pay volumes recognized in the third quarter of 2018, partially offset by higher volumes on the Alberta Ethane Gathering System and Vantage system;
  Facilities reported third quarter adjusted EBITDA of $233 million, representing an eight percent increase, and volumes of 866 mboe/d, representing a decrease of one percent, compared to the same period of 2018. The increase in adjusted EBITDA was primarily due to higher net revenue, partially offset by increased operating expenses and a one-time adjustment related to Veresen Midstream's Dawson facilities.  Volumes were impacted by lower supply volumes at the Redwater Complex, combined with a third party outage affecting the Younger NGL Extraction Facility and a scheduled turnaround at the Kakwa River processing facility, partially offset by additional volumes at the Saturn Complex and Duvernay processing facilities; and
  Marketing & New Ventures reported third quarter adjusted EBITDA of $83 million, 15 percent lower than the same period in 2018, and NGL sales volumes of 176 mboe/d, representing a 10 percent increase over the prior period.  Adjusted EBITDA was impacted by lower margins on propane and butane which were partially offset by the realized gain on commodity-related derivatives combined with the adoption of IFRS 16.  NGL sales volumes remained strong despite lower pricing, partially offset by lower ethane volumes at Aux Sable as it was more economic for ethane to remain in the gas stream.

Executive Overview

The highlight of the quarter was the announcement of the approximately $4.35 billion acquisition of Kinder Morgan Canada and the U.S. portion of the Cochin Pipeline.  This acquisition is highly strategic for Pembina, providing enhanced integration with our existing franchise, extension of our value chain and clear visibility to creating long-term value for our shareholders. It represents an ideal opportunity to continue building on our low-risk, long-term, fee-for-service business model while extending our reach into the U.S. through a highly desirable cross-border pipeline.  Further, it will enhance our diversification, as well as Pembina's customer service offering as a leading provider of integrated services to hydrocarbon producers in Western Canada.

This transaction strengthens the quality of Pembina's adjusted EBITDA, is accretive to adjusted cash flow per share and fits squarely within Pembina's financial guardrails.  Combined, these factors give us confidence to increase our monthly dividend by $0.01 per share upon close of the transaction.  We are making progress on satisfying the closing conditions and look forward to the December 10, 2019 Kinder Morgan Canada shareholder vote.  Our teams are busy preparing for closing which we currently expect will occur in the first quarter of 2020.

As discussed below under Projects and New Developments, Pembina has approved the first stage of the Phase IX Peace Pipeline Expansion.  Since our Phase VIII announcement earlier this year we have continued to secure additional long-term contracts with producers operating in the northeast BC Montney.  With the addition of Phase IX to our portfolio we now have approximately $1.8 billion of Peace Pipeline expansions underway.  Phase IX largely completes our vision of full product segregation across the Peace Pipeline System, which will drive operational and capital efficiencies, strengthen Pembina's competitive advantage and ultimately benefit our customers.

Projects and New Developments

Pipelines and Facilities are constructing $3.2 billion of capital projects, which in aggregate are trending on budget.

Pipelines:

  Pembina has approved the first stage of an additional expansion of the Peace Pipeline system ("Phase IX"), which will add additional capacity in the northwest Alberta to Gordondale, Alberta corridor to accommodate increased activity in the Montney and, in conjunction with previously announced expansions, largely completes product segregation across the system. This expansion has an estimated cost of approximately $100 million and is supported by 10-year contracts with predominantly investment grade counterparties under significant take-or-pay provisions. Phase IX is anticipated to be placed into service in the fourth quarter of 2021, subject to regulatory and environmental approvals.

  The first stage of Phase IX will include new 6-inch and 16-inch pipelines debottlenecking the corridor north of Gordondale, Alberta as well as upgrades at one pump station.  In addition, this expansion will see existing pipelines, which are currently batching, converted to single product lines.  Once this expansion is completed, Pembina will have largely completed its objective to achieve segregated liquids transportation service for ethane-plus, propane-plus, crude and condensate across multiple pipeline systems between Gordondale, Alberta and the Edmonton, Alberta area. This portion of the Phase IX expansion allows Pembina to fully utilize approximately 100 mbbls/d of latent capacity that will be created on Peace Pipeline east of La Glace, Alberta, as a result of the Phase VII and VIII expansions.

  Pembina continues to evaluate the need for additional pump stations between Fox Creek and Namao, Alberta to achieve Pembina's fully powered-up market delivery capacity of 1.3 million barrels per day across the Peace and Northern pipelines.  Engineering is currently underway and based on further commercial support, the scope of Phase IX may be revised in the future to include these projects;
  Pembina continues to progress its Phase VI Peace Pipeline Expansion, which includes upgrades at Gordondale, Alberta; a new 16-inch pipeline from La Glace to Wapiti, Alberta and associated pump station and terminal upgrades; and a 20-inch pipeline from Kakwa to Lator, Alberta. Construction in one section of this expansion is on-going and construction preparation activities are expected to begin in the fourth quarter of 2019 on the other section. The project is anticipated to be placed into service in stages starting in late 2019 through mid-2020. The project is trending over the $280 million capital budget and remains on schedule;
  Pembina continues to advance the Phase VII Peace Pipeline Expansion, which includes a new 20-inch, approximately 220-kilometer pipeline in the La Glace-Valleyview-Fox Creek corridor, as well as six new pump stations or terminal upgrades, between La Glace and Edmonton, Alberta.  Early works construction is expected to begin in November 2019.  This project has a capital budget of $950 million and is currently trending under budget.  Phase VII is anticipated to be in service in the first half of 2021;
  The Phase VIII Peace Pipeline Expansion will include new 10-inch and 16-inch pipelines in the Gordondale to La Glace corridor as well as six new pump stations or terminal upgrades located between Gordondale and Fox Creek, Alberta. FEED work is progressing as planned and is expected to be completed in the fourth quarter of 2019.  This project has a capital budget of $500 million and is anticipated to be placed into service in stages starting in 2020 through the first half of 2022, subject to regulatory and environmental approvals;
  The Company is progressing the Wapiti Condensate Lateral, a 12-inch lateral, which will connect growing condensate volumes from a third-party owned facility in the Pipestone Montney region into Pembina's Peace Pipeline.  All early works construction has been completed. This lateral is expected to be in service in the fourth quarter of 2019; and
  Construction of the NEBC Montney Infrastructure project, which includes new facilities and an associated lateral in proximity to the Company's Birch Terminal, is complete and awaiting a third-party downstream connection.

Facilities:

  Pembina continues to progress construction of Duvernay II, which includes 300 MMcf/d of raw gas separation, water handling and high pressure water disposal infrastructure; a 100 MMcf/d sweet gas, shallow cut processing facility; 30,000 bpd of condensate stabilization; and other associated infrastructure.  Mechanical and electrical construction is complete and commissioning is well underway with an expected fourth quarter 2019 in-service date.  The capital budget for Duvernay II is $320 million and the project is trending under budget;
  Pembina continues to progress Duvernay III, which includes a 100 MMcf/d sweet gas, shallow cut processing train; 20,000 bpd of inlet condensate stabilization; and other associated infrastructure. Detailed design is nearing completion, long-lead equipment is being fabricated and site construction early works has commenced.  The capital budget for Duvernay III is $175 million and the project continues to track on budget and on schedule with an expected in-service date in mid to late 2020;
  The sour gas treating facilities at the Duvernay Complex (the "Duvernay Sour Treatment Facilities") will include a 150 MMcf/d sour gas sweetening system with 300 MMcf/d of amine regeneration capability and up to one tonne of sulphur per day of acid gas incineration. Engineering for the project is progressing, long-lead equipment fabrication is predominantly complete and onsite construction is underway.  These facilities have a capital budget of $65 million with an anticipated in-service date in the first quarter of 2020 and continue to track on time and on budget;
  Pembina continues with the construction of new fractionation and terminalling facilities at the Company's Empress NGL Extraction Facility for a total capital budget of $120 million. Major equipment has arrived at site, engineering, early works and piling is complete and the main mechanical construction is underway. These facilities are expected to add approximately 30,000 bpd of propane-plus fractionation capacity to the facility and have an anticipated in-service date of late 2020;
  Construction continues at Pembina's Prince Rupert LPG export terminal located on Watson Island, British Columbia. The 25,000 bpd project will primarily source LPG from the Company's Redwater Complex.  Field construction is progressing with spheres, deep undergrounds and foundations well underway.  In addition, setting of equipment skids as well as pipe rack module install and wharf/trestle rehabilitation has started.  The project has an anticipated in-service date in the second half of 2020, subject to regulatory and environmental approvals. The project has a capital budget of $250 million and is currently trending over budget;
  Pembina continues to progress the Hythe Developments project whereby Pembina and its 45 percent owned joint venture, Veresen Midstream, will construct natural gas gathering and processing infrastructure in the Pipestone Montney region.  All long-lead equipment has been ordered and construction has commenced.  Collectively, the Hythe Developments have a capital budget of $380 million ($185 million net to Pembina) and an anticipated in-service date of late 2020; and
  Subsequent to quarter end, Pembina received Board approval to proceed with the development of a $120 million co-generation facility at the Empress NGL Extraction Facility ("Empress Co-generation Facility"). The Empress Co-generation Facility will reduce overall operating costs by providing power and heat to the extraction and fractionation facilities and has an expected in-service date in mid-2022, subject to regulatory and environmental approval.

Marketing & New Ventures:

  Pembina continues to progress the propane dehydrogenation ("PDH") plant and polypropylene ("PP") upgrading facility ("PDH/PP Facility"), which will be located adjacent to Pembina's Redwater Fractionation Complex and will convert approximately 23,000 bpd of locally supplied propane into polypropylene, a high value recyclable polymer used in a wide range of finished products, including automobiles, medical devices, food packaging and home electronic appliances, among others. Engineering, procurement and construction bids have been received and are currently being reviewed.  Early works site preparation is expected to continue through the fourth quarter of 2019.  Pembina's net investment in this project is expected to be $2.5 billion with an expected in-service date in mid-2023;
  Regulatory processes for the Jordan Cove LNG Project are ongoing.  Subsequent to the quarter, FERC revised the schedule for issuance of the final Environmental Impact Statement, which is now expected February 13, 2020.  Engagement with the Oregon State regulatory authority continues. State permits are a critical component of the regulatory process and enable the commercial viability and critical investment to move forward.  Due to state permitting considerations, the timing and ultimate approval of Jordan Cove is uncertain. The carrying value of the project at September 30, 2019 is $324 million, including capitalized borrowing costs of $7 million; and
  During the quarter, effective July 15, 2019, Pembina assumed responsibility for operating the assets of Aux Sable.

Strategic Acquisition Announcement

On August 21, 2019, Pembina announced that it had entered into agreements to acquire Kinder Morgan Canada Limited ("Kinder Morgan Canada") (the "Corporate Acquisition") and the U.S. portion of the Cochin Pipeline system ("Cochin US") from Kinder Morgan, Inc. for a total purchase price of approximately $4.35 billion (the "Kinder Acquisition"). The transaction values Kinder Morgan Canada at approximately $2.3 billion (including the assumption of Kinder Morgan Canada's outstanding preferred shares and outstanding debt) and Cochin US at approximately $2.05 billion. On September 10, 2019, Pembina and Kinder Morgan Canada announced they had agreed to amend and restate the previously announced arrangement agreement in respect of the Corporate Acquisition to provide for the exchange of the preferred shares of Kinder Morgan Canada for preferred shares of Pembina with substantially the same terms, subject to approval by the preferred shareholders of Kinder Morgan Canada. Completion of the Kinder Acquisition is subject to the approval of common shareholders of Kinder Morgan Canada and clearance under the Competition Act (Canada). The Kinder Acquisition is not subject to the approval of the Kinder Morgan Canada preferred shareholders. Pembina has received early termination from the U.S. Federal Trade Commission pursuant to the Hart-Scott-Rodino Act and clearance under the Canada Transportation Act. Pembina currently expects the Kinder Acquisition will close in the first quarter of 2020, subject to receipt of the remaining approvals. Upon closing of the Kinder Acquisition, Pembina intends to increase its monthly dividend by $0.01 per common share.

2019 Guidance

Based on year-to-date results and the outlook for the remainder of the year, Pembina has revised its adjusted EBITDA guidance range to $2.95 - $3.05 billion.  Further, current income tax expense in 2019 is now anticipated to be $250 to $270 million, with the increase over prior guidance related to higher taxable income in the current year and adjustments to prior period tax deductions.

Financing

As previously announced, on September 12, 2019, Pembina closed an offering of $1.5 billion of senior unsecured medium-term notes. The offering was conducted in three tranches consisting of $600 million in senior unsecured medium-term notes, series 14, having a fixed coupon of 2.56 percent per annum, paid semi-annually, and maturing on June 1, 2023; $600 million in senior unsecured medium-term notes, series 15, having a fixed coupon of 3.31 percent per annum, paid semi-annually, and maturing on February 1, 2030; and $300 million issued through a re-opening of the Company's senior unsecured medium-term notes, series 13, having a fixed coupon of 4.54 percent  per annum, paid semi-annually, and maturing on April 3, 2049.

Dividends

  Declared and paid dividends of $0.20 per common share in July, August and September 2019 for the applicable record dates;
  Declared and paid quarterly dividends per preferred share of: Series 1: $.306625; Series 3: $0.279875; Series 5: $0.285813; Series 7: $0.28125; Series 9: $0.296875; Series 11: $0.359375; Series 13: $0.359375; and Series 21: $0.30625 to shareholders of record as of August 1, 2019. Declared and paid quarterly dividends per preferred share of: Series 15: $0.279; Series 17: $0.301313; and Series 19: $0.3125 to shareholders of record on September 16, 2019; and
  Upon closing of the Kinder Acquisition, Pembina intends to increase its monthly dividend by $0.01 per common share.

Third Quarter 2019 Conference Call & Webcast

Pembina will host a conference call on Friday, November 1, 2019 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the third quarter 2019 results. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until November 8, 2019 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 9883147.

A live webcast of the conference call can be accessed on Pembina's website at pembina.com under Investor Centre/ Presentation & Events, or by entering:

https://event.on24.com/wcc/r/1880629/78775B9D629B9E21ED15FAE6CEBCA656 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; is growing an export terminals business; and is currently constructing a petrochemical facility to convert propane into polypropylene. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets;

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlook, pertaining to, without limitation, the following: Pembina's corporate strategy; expectations about industry activities and development opportunities; the Kinder Acquisition, including the expected closing date, the strategic rationale and the anticipated benefits thereof; expectations about future growth opportunities and demand for our service; expectations regarding new corporate developments and impact on access to markets; anticipated adjusted EBITDA projections for 2019 and financial performance expectations resulting from Pembina's capital expenditures; planning, construction, capital expenditure estimates, schedules, locations, regulatory and environmental applications and approvals, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on, existing pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities, facility and system operations and throughput levels; anticipated synergies between assets under development, assets being acquired and existing assets of the Company; the future level and sustainability of cash dividends that Pembina intends to pay its shareholders, including following completion of the Kinder Acquisition, and including the expected future cash flows and the sufficiency thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: the ability of the parties to satisfy the conditions to closing of the Kinder Acquisition in a timely manner; oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; prevailing interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation; the failure to realize the anticipated benefits or synergies of acquisitions due to the factors set out herein, integration issues or otherwise; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and cyber security risks; the ability of the parties to satisfy the conditions to closing the Kinder Acquisition in a timely manner; the failure to realize the anticipated benefits and synergies of the Kinder Acquisition following closing; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The purpose of the 2019 adjusted EBITDA projection is to provide investors with an indication of the value to Pembina of capital projects that have been and are expected to be brought into service in 2019. Readers should be aware that the information contained in the financial outlook contained herein may not be appropriate for other purposes. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms net revenue, adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), cash flow from operating activities per common share, adjusted cash flow from operating activities, adjusted cash flow from operating activities per common share, which do not have any standardized meaning under IFRS ("Non-GAAP Measures"). Since Non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. These Non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP Proportionate Consolidation of Investments in Equity Accounted Investees Results

In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are net into a single line item in the Consolidated Statement of Financial Position, Investments in Equity Accounted Investees. Net earnings from Investments in Equity Accounted Investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Earnings, share of profit from equity accounted investees. Cash contributions and distributions from Investments in Equity Accounted Investees represent Pembina's proportionate share paid and received in the period to and from the equity accounted investment.

To assist the readers' understanding and evaluation of the performance of these investments, Pembina is supplementing the IFRS disclosure with Non-GAAP disclosure of Pembina's proportionately consolidated interest in the Investments in Equity Accounted Investees. Pembina's proportionate interest in Investments in Equity Accounted Investees has been included in Adjusted EBITDA.

Other issuers may calculate these Non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding Non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the period ended September 30, 2019, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

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SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/November2019/01/c9885.html

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For further information: Investor Relations: Scott Arnold, Manager Investor Relations, (403) 231-3156, 1-855-880-7404, E-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 02:30e 01-NOV-19